

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

<u>Via E-mail</u>
Timothy P. Walbert
President, Chief Executive Officer and
Chairman of the Board
Horizon Pharma, Inc.
520 Lake Cook Road, Suite 520
Deerfield, IL 60015

      Re: **Horizon Pharma, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 18, 2013
               File No. 001-35238

Dear Mr. Walbert:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Joel Parker

                            Joel Parker
                            Accounting Branch Chief